UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                 to

Commission File No. 1-10308

A.            Full title of the plan and address of the plan, if different from that of the issuer named below:

Avis Voluntary Investment
Savings Plan

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cendant Corporation

9 West 57th Street
New York, New York 10019

AVIS VOLUNTARY INVESTMENT SAVINGS PLAN

All other Schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee and Participants of the
Avis Voluntary Investment Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Avis Voluntary Investment Savings Plan (the “Plan”) as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This schedule is the responsibility of the Plan’s management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
New York, New York
June 25, 2004

AVIS VOLUNTARY INVESTMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS:
Investments:
Interest in Avis Rent A Car, Inc. Voluntary Savings Plan
Combined Fund Master Trust	$—	$62,864,095
Cash and cash equivalents	509,203	—
Mutual funds	25,299,986	—
Common/collective trusts	22,243,965	—
Guaranteed investment contracts	22,104,879	—
Common stock fund	207,377	—
Loans to participants	1,879,543	1,837,207
Total investments	72,244,953	64,701,302

Receivables:
Participant contributions	127,389	143,140
Employer contributions	187,379	113,517
Interest	19,668	—
Total receivables	334,436	256,657

NET ASSETS AVAILABLE FOR BENEFITS	$72,579,389	$64,957,959

The accompanying notes are an integral part of these financial statements.

AVIS VOLUNTARY INVESTMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2003

ADDITIONS TO NET ASSETS:
Net investment income:
Interest	$2,176,314
Net appreciation in fair value of investments	6,415,937
Net investment income	8,592,251

Contributions:
Participants	2,899,694
Employer	4,327,239
Rollovers	39,986
Total contributions	7,266,919

Total additions	15,859,170

DEDUCTIONS FROM NET ASSETS:
Benefits paid to participants	8,228,000
Administrative expenses	9,740
Total deductions	8,237,740

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	7,621,430

NET ASSETS AVAILABLE FOR BENEFITS:
BEGINNING OF YEAR	64,957,959
END OF YEAR	$72,579,389

The accompanying notes are an integral part of these financial statements.

AVIS VOLUNTARY INVESTMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.              DESCRIPTION OF THE PLAN

The following description of the Avis Voluntary Investment Savings Plan (the “Plan”) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan sponsored by Avis Rent A Car System, Inc. (the “Company” or “Plan Sponsor”) and provides Internal Revenue Code (the “IRC”) Section 401(k) employee salary deferral benefits and additional employer contributions for the Company’s eligible employees. The Company is a wholly-owned subsidiary of Cendant Corporation (“Cendant”).  The Cendant Employee Benefits Committee is the Plan administrator (“Plan Administrator”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  Merrill Lynch Trust Company is the Plan’s trustee (the “Trustee”).

As of January 1, 2003, the Plan began reporting investment assets separately.  Prior to January 1, 2003, all investment assets were held in a trust account and consisted of an undivided interest in an investment account of the Avis Rent A Car, Inc. Voluntary Savings Plan Combined Fund (the “Master Trust”), a master trust established by the Company and administered by the Trustee.

The following is a summary of certain Plan provisions:

Eligibility – Each employee may elect to become a contributing participant after having met all of the following requirements: (i) the status of a non-union or non Level I employee, (ii) the attainment of age 21 and (iii) the completion of one year of service (a year of service means the completion of at least 1,000 hours of service during the first twelve months of employment or the completion of at least 1,000 hours in any Plan year that follows the employment date).

Participant Contributions – Participants may elect to defer on a pre-tax basis from 1% to 16% of specified compensation under a “qualified cash or deferred arrangement” under Section 401(k) of the IRC, subject to certain limitations, in 1% increments.  In addition, employees participating in the Plan may make additional contributions (that are not matched by employer contributions) from 1% to 10% of specified compensation on a current, after-tax basis, subject to certain limitations imposed by law. Effective January 1, 2003, certain eligible participants (age 50 and over) can contribute additional amounts as a catch up contributions ($2,000 for 2003).

Employer Contributions – The Company contributes to the Plan with respect to each participating employee an amount equal to the sum of 50% of the first 6% of the participant’s compensation that is contributed to the Plan.  For all eligible participants, the Company contributes an amount equal to 3% of participants’ annual compensation. The Company may also make additional matching contributions at the discretion of the Company.

Rollovers – All employees, upon commencement of employment, are provided the option of making a rollover contribution into the Plan in accordance with the Internal Revenue Service (the “IRS”) regulations.

Fund Reallocations – Participants can reallocate investments among the various funds or change future contributions on a daily basis.  The fund reallocation must be in 1% increments and includes both employee and employer contributions.  Only one reallocation is allowed each day.

Vesting – Participants are fully vested at all times with respect to their contributions to the Plan.  Effective January 1, 2002, Company matching contributions are fully vested upon 3 years of service.  Forfeited balances of terminated participants are used to reduce future Company contributions. As of December 31, 2003 and 2002, forfeited account balances were $920,583 and $738,183. In 2003, employer contributions were reduced by $352 from the forfeited non-vested accounts.

Participant Accounts – A separate account is maintained for each participant. Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contributions and the Plan earnings including interest, dividends and net realized and unrealized appreciation in fair value of investments and charged with an allocation of net realized and unrealized depreciation in fair value of investments and certain administrative expenses.  Allocations are based on participant account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Payment of Benefits to Participants – Participants are entitled to withdraw all or any portion of their vested accounts in accordance with the terms of the Plan and applicable law. Participants may make full or partial withdrawals of funds in any of their accounts upon attaining age 59 1/2 or for hardship in certain circumstances, as defined in the Plan document, before that age. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $22,109 and $32,433 at December 31, 2003 and 2002, respectively (See Note 8 — Reconciliation to Form 5500). Distribution of the participant’s account may be made in a lump sum payment upon retirement, death or disability, or upon termination of employment, subject to the vesting requirements of the Plan.

Loan Provisions - Participants may borrow from their fund accounts up to the lesser of $50,000 or 50% of their vested balance provided the vested balance is at least $2,000.  The loans are secured by the balance in the participant’s vested account and bear interest at rates commensurate with local prevailing rates as determined quarterly by the Plan Administrator.  Principal and interest are paid ratably through payroll deductions.

Administrative Expenses –  All administrative expenses of the Plan, other than costs incurred to maintain participant loan accounts, were paid by the Company.

2.              SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America on the accrual basis of accounting.

Cash and Cash Equivalents – The Plan considers highly liquid investments with an original maturity of three months or less to be cash equivalents.

Valuation of Investments and Income Recognition – The Plan’s investments in Cendant common stock, mutual funds, loans to participants and cash and cash equivalents are stated at fair value.  Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year.  Shares of registered investment companies are valued at the quoted market price, which represents the net asset value of shares held by the Plan at year-end.  Loans to participants are valued at cost, which approximates fair value. A portion of the Plan’s investments in common/collective trusts consists of funds that invest primarily in guaranteed investment contracts with high quality insurance companies.  The Plan’s investment in these funds is valued at amounts contributed, plus the Plan’s pro-rata share of interest income earned by the funds, less administrative expenses and withdrawals.  The value recorded in the Plan’s financial statements for such funds was $22,119,406 at December 31, 2003. The Plan’s investment in guaranteed investment contracts are recorded at contract value, which equals principal plus accrued interest (See Note 4 — Investment Contracts).

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date and interest is recorded when earned.  The accompanying Statement of Changes in net Assets Available for Benefits presents net appreciation in fair value of investments, which includes unrealized gains and losses on investments held at December 31, 2003 and realized gains and losses on investments sold during the year then ended.

The Plan’s investment in the Master Trust is presented at fair value, which has been determined based on the value of the underlying investments of the Master Trust.  Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. The shares of registered investment companies are valued at the quoted market price. Additionally, the Master Trust maintains investments in guaranteed investment contracts, which are valued at contract value.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the amounts reported and related disclosures.  Actual results could differ from those estimates.

Risk and Uncertainties – The Plan invests in various securities, including mutual funds, common/collective trusts and common stocks.  Investment securities, in general, are exposed to various risks, such as interest rate and credit risks and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Benefit Payments – Benefits to participants are recorded when paid.

Reclassifications — Certain reclassifications have been made to prior year amounts to conform to the current presentation.

3.              INVESTMENTS

The following table presents investments that represent five percent or more of the Plan’s net assets available for benefits as of December 31:

2003

* Merrill Lynch Retirement Preservation Trust	$22,119,406
John Hancock Life Insurance Company	4,690,505
New York Life Insurance Company	5,036,332
Peoples Benefit Life Insurance Company	7,797,086
Principal Life Insurance Company	4,580,956
MFS Value Fund	4,576,843
PIMCO CCM Capital Appreciation Fund	6,713,512

During 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in fair value, as follows:

2003

Cendant Corporation Common Stock Fund	$154,127
Common /collective trusts	503,948
Mutual funds	5,757,862
$6,415,937

(*) Permitted party-in-interest

4.              INVESTMENT CONTRACTS

Guaranteed investment contracts provide a guaranteed return on principal invested over a specified time period. All investment contracts are fully benefit responsive and are recorded at contract value, which equals principal plus accrued interest. The total contract value at December 31, 2003 was $22,104,879, which approximated fair value. The crediting interest rates at December 31, 2003 for various investment contracts ranged from 6.19% to 7.71% and the average yield of these investments for the 2003 plan year was 6.97%.

5.              INVESTMENT IN MASTER TRUST

Prior to January 1, 2003, all assets of the Plan were held in the Master Trust on behalf of the Avis Voluntary Investment Savings Plan and the Avis Voluntary Investment Savings Plan for Bargaining Hourly Employees.  Use of the Master Trust permitted the commingling of trust assets with the assets of the Plan for investment and administrative purposes. The net investment income and losses of the investment assets was allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans.

The following table summarizes the fair market values of investments held by the Master Trust at December 31:

2002

Non interest-bearing cash	$176,931
Interest-bearing cash	794,305
Common stocks	200,173
Mutual funds	25,098,044
Common/collective trusts	14,037
Guaranteed investment contracts (*)	54,264,347
Accrued income receivable	14,293
Total	$80,562,130

Plan’s investment in the Master Trust	$62,864,095

Plan’s investment in the Master Trust as a percentage of total	78.03%

(*)         The crediting interest rates at December 31, 2002 for various investment contracts ranged from 6.19% to 9.83%.

6.              FEDERAL INCOME TAX STATUS

The IRS determined and informed the Company by letter dated October 25, 2002, that the Plan and related trust are designed in accordance with applicable sections of the IRC.  The Plan has been amended since receiving this determination letter.  However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt.

7.              RELATED-PARTY TRANSACTIONS

A portion of the Plan’s investments are shares in funds managed by Merrill Lynch Trust Company, the trustee of the Plan.  Therefore, these transactions qualify as exempt party-in-interest transactions.

At December 31, 2003, the Plan held 9,312 shares of Cendant common stock with a cost basis of $112,604. At December 31, 2002, the Master Trust held 19,100 shares of Cendant common stock with a cost basis of $269,038. There was no dividend income recorded during the year ended December 31, 2003.

8.              RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2003, to Form 5500:

Net assets available for benefits per the financial statements	$72,579,389
Amounts allocated to withdrawing participants	(22,109)
Net assets available for benefits per Form 5500	$72,557,280

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2003:

Benefits paid to participants per the financial statements	$8,228,000
Add: Amounts allocated to withdrawing participants at December 31, 2003	22,109
Benefits paid to participants per Form 5500	$8,250,109

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2003, but not yet paid as of that date.

9.              PLAN TERMINATION

Although the Company has not expressed any intention to do so, the Company reserves the right to modify, suspend, amend or terminate the Plan in whole or in part at any time subject to the provisions of ERISA. If the Plan is terminated, the amounts credited to the employer contribution accounts of all participants become fully vested.

******

Plan Number: 002
EIN: 11-1998661

AVIS VOLUNTARY INVESTMENT SAVINGS PLAN

FORM 5500, PART IV, SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR) AS OF DECEMBER 31, 2003

Identify of Issue, Borrower Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral Par or Maturity Value	Number of Shares, Units or Par Value	Cost ***	Current Value

* Cendant Corporation Common Stock Fund	Common stock fund	9,312		$207,377
* Merrill Lynch Equity Index Trust	Common/collective trust	1,550		124,559
* Merrill Lynch Retirement Preservation Trust	Common/collective trust	22,119,406		22,119,406
John Hancock Life Insurance Company	Guaranteed investment contract	4,690,505		4,690,505
New York Life Insurance Company	Guaranteed investment contract	5,036,332		5,036,332
Peoples Benefit Life Insurance Company	Guaranteed investment contract	7,797,086		7,797,086
Principal Life Insurance Company	Guaranteed investment contract	4,580,956		4,580,956
Davis NY Venture Fund	Registered investment company	83,352		2,293,824
ING International Value Fund	Registered investment company	137,676		2,080,279
Lord Abbett Bond Debenture Fund	Registered investment company	15,156		123,822
MASS Investment Growth Stock Fund	Registered investment company	16,644		188,410
MFS Mid-Cap Growth Fund	Registered investment company	7,198		56,213
MFS New Discovery Fund	Registered investment company	1,802		27,654
MFS Value Fund	Registered investment company	225,017		4,576,843
Oppenheimer Capital Income Fund	Registered investment company	67,689		2,620,902
Oppenheimer Developing Markets Fund	Registered investment company	17,573		362,170
Oppenheimer International Growth Fund	Registered investment company	1,815		29,986
Oppenheimer Quest Balance Fund	Registered investment company	5,332		87,288
PIMCO CCM Capital Appreciation Fund	Registered investment company	423,031		6,713,512
PIMCO PEA Renaissance Fund	Registered investment company	19,454		448,223
PIMCO Total Return Fund	Registered investment company	217,563		2,330,102
State Street Aurora Fund	Registered investment company	79,280		3,060,997
The Oakmark Equity and Income Fund	Registered investment company	6,322		138,898
Victory Real Estate Investment Fund	Registered investment company	10,279		160,863
Various participants**	Participant loans			1,879,543
Cash and cash equivalents				509,203
Total				$72,244,953

*                 Represents a permitted party-in-interest.

**          Maturity dates range from January 2004 to August 2018 at interest rates of 5% to 11.5%.

***   Cost information is not required for participant-directed investments and, therefore, is not included.

******

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Avis Voluntary Investment Savings Plan

BY:	/s/ Terence P. Conley
Terence P. Conley
Executive Vice President, Human Resources and Corporate Services
Cendant Corporation

Date:  June 28, 2004